FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tournigan Gold Corporation ("Tournigan" or the "Company")
12th Floor, 570 Granville Street
Vancouver, BC CANADA V6C 3P1
Telephone: 604.683.8320

Item 2.

Date of Material Change

February 21, 2008

Item 3.

News Release

The news release was disseminated through the services of Filing Services Canada on February 21, 2008.

Item 4.

Summary of Material Change

The Company reported results from the infill drilling program at the Kuriskova uranium deposit in Eastern Slovakia.

Item 5.

Full Description of Material Change

The company reported results from its 10,129 metre, 30-hole, 2007 infill drilling program at the Kuriskova uranium deposit in Eastern Slovakia. The company continues to intercept significant thicknesses and uranium grades on the deposit. Highlights include:

KG-J-19A with 8.9 metres of 0.411 %eU308
KG-J-21A with 8.4 metres of 0.762 %eU308
KG-J-21D with 5.5 metres of 0.509 %eU308
KG-J-24B with 2.4 metres of 0.649 %eU308
KG-J-25A with 5.7 metres of 0.525 %eU308
KG-J-28B with 4.2 metres of 0.593 %eU308

More details of the 30 hole program are listed below.

"This drill campaign has raised our level of confidence and understanding of the deposit," said Tournigan President, James Walchuck. "The 2007 work was primarily infill drilling and the results have confirmed the geological and mineralization continuity of the main zone and hanging wall zone. These results are in line with previous drilling and support our belief that Kuriskova is a word-class deposit."

The drill results reported below are from 30 infill and exploratory drill holes the company drilled during 2007. Five of the holes did not encounter mineralization yet provided valuable geological and structural information for the project; two of the holes were lost and one is being continued in the next phase of the program.

Tournigan has 1,938 core samples at the SGS Group labs in Toronto awaiting chemical analysis. Another 402 samples are ready for dispatch from the project site.

12th Floor, 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

Significant Gamma Log Intercepts for Main Zone

Hole	From	To	Length	%eU3O8
KG-J-19A	232.1	241.0	8.9	0.411
KG-J-19B	216.4	217.9	1.5	0.149
KG-J-21A	312.3	330.1	17.8	0.403
Including	315.6	324.0	8.4	0.7621
KG-J-21B	246.0	246.5	0.5	0.570
KG-J-21C	289.9	291.0	1.1	0.103
KG-J-21D	305.4	310.9	5.5	0.509
KG-J-24A	292.6	293.7	1.1	0.124
KG-J-24B	346.1	352.9	6.8	0.268
Including	346.1	348.5	2.4	0.649
KG-J-25A	301.6	307.3	5.7	0.525
KG-J-25B	268.9	269.8	0.9	0.120
KG-J-25C	316.6	320.0	3.4	0.386
KG-J-26A	264.1	266.2	2.1	0.111
KG-J-26B	219.4	220.4	1.0	0.178
KG-J-26C	193.6	194.3	0.7	0.304
KG-J-27A	286.3	287.8	1.5	0.047
KG-J-27B	352.4	353.4	1.0	0.070
KG-J-28A	335.0	337.5	2.5	0.147
KG-J-28B	263.7	271.7	8.0	0.420
Including	267.5	271.7	4.2	0.593
KG-J-28C	248.7	254.2	5.5	0.251
KG-J-30B	588.2	591.6	3.4	0.190
KG-J-31A	383.2	385.2	2.0	0.135
KG-J-31B	413.1	415.2	2.1	0.302
KG-J-20A	Mineralized (Instrument failure. Awaiting geochemical assays.)
KG-J-20B	No significant intersection
KG-J-22A	No significant intersection
KG-J-23A	No significant intersection
KG-J-29A	Abandoned
KG-J-29B	Drilling continues next phase
KG-J-30A	Abandoned
KG-J-32A	Main zone pinched

A complete listing of all main zone intersections from the 2007 drill program may be found in Appendix A or by visiting Tournigan’s website,
http://www.tournigan.com/i/pdf/KuriskovaGammaAppendix_A.pdf.

A longitudinal projection showing the drill hole locations is also available from the website,
http://www.tournigan.com/i/pdf/TVC-KU-v0802-01-Sec-VV.pdf.

The uranium grades referred to above are reported as equivalent uranium (eU3O8) as determined by downhole radiometric logging equipment. The logging was performed by Koral, s.r.o. of Slovakia. Quality control and quality assurance is being provided by Ravi Sharma, Tournigan’s Manager Resources and Reserves.

In December 2007, ACA Howe provided an NI 43-101 resource estimate of the Kuriskova deposit that reported an inferred resource of 36.3 million pounds U308 at an average grade of 0.323% contained in 5.1 million tonnes at a cut-off grade of 0.035% U3O8. In the high grade main zone the estimate identified 30.9 million pounds U308 at an average grade of 0.421% contained in 3.3 million tonnes. The resource estimate included results from 10 of 13 diamond drill holes drilled by Tournigan at the Kuriskova deposit in 2006, three diamond holes drilled by Tournigan in late 2005, and 13 relevant holes of the 52 historical diamond drill holes drilled by previous government operators. The hole spacing for the inferred resource ranged between 40 to 150 metre centres.

1200 – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

The chemical assays from the 2007 program will be used for a new NI 43-101 resource estimate expected mid-2008. Tournigan anticipates the next estimate will upgrade a significant portion of the deposit to the indicated resource classification. Tournigan also continues its 2008 infill drilling program at Kuriskova where the company has planned more than 9,000 metres of core diamond drilling.

Appointment of Vice President, Sustainable Development

Tournigan is pleased to announce the appointment of Joseph Ringwald, P.Eng. as the company’s Vice President, Sustainable Development. Mr. Ringwald will be responsible for Tournigan’s sustainability initiatives, corporate social responsibility and community engagement programs throughout the exploration, feasibility, construction and production stages of the company’s projects.

Joseph Ringwald P. Eng., Tournigan's VP Sustainable Development is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained herein.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not applicable

Item 8.

Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

James Walchuck, President and CEO
Telephone – 604-683-8320
Facsimile – 604-683-8340

Item 9.

Date of Report

Dated at Vancouver, B.C., this 25th day of February, 2008.

1200 – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

NEWS RELEASE

February 21, 2008

Symbol:	Canada TSX.V – TVC
Frankfurt – TGP

Appendix A

Gamma Log Intercepts for Main Zone

Hole	From	To	Length	%eU3O8
KG-J-19A	232.1	241.0	8.9	0.411
KG-J-19B	216.4	217.9	1.5	0.149
KG-J-21A	312.3	330.1	17.8	0.403
Including	315.6	324.0	8.4	0.762
KG-J-21B	246.0	246.5	0.5	0.570
KG-J-21C	289.9	291.0	1.1	0.103
KG-J-21D	271.4	310.9	39.5	0.088
Including	275.4	276.9	1.5	0.250
Including	305.4	310.9	5.5	0.509
KG-J-24A	292.6	312.0	19.4	0.124
Including	292.6	293.7	1.1	0.124
KG-J-24B	334.5	354.6	20.1	0.097
Including	346.1	352.9	6.8	0.268
Including	346.1	348.5	2.4	0.649
KG-J-25A	291.0	307.3	16.3	0.188
Including	301.6	307.3	5.7	0.525
KG-J-25B	263.1	269.8	6.7	0.035
Including	268.9	269.8	0.9	0.120
KG-J-25C	316.6	327.4	10.8	0.136
Including	316.6	320.0	3.4	0.386
KG-J-26A	264.1	266.2	2.1	0.111
KG-J-26B	217.2	220.4	3.2	0.088
Including	219.4	220.4	1.0	0.178
KG-J-26C	193.6	194.3	0.7	0.304
KG-J-27A	286.3	287.8	1.5	0.047
KG-J-27B	352.4	353.4	1.0	0.070
KG-J-28A	335.0	337.5	2.5	0.147
KG-J-28B	263.7	271.7	8.0	0.420
Including	267.5	271.7	4.2	0.593
KG-J-28C	248.7	254.6	5.9	0.235
Including	248.7	254.2	5.5	0.251
KG-J-30B	586.1	592.8	6.7	0.113
Including	588.2	592.5	4.3	0.157
Including	588.2	591.6	3.4	0.190
KG-J-31A	367.4	385.2	17.8	0.032
Including	383.2	385.2	2.0	0.135
KG-J-31B	410.9	415.2	4.3	0.165
Including	413.1	415.2	2.1	0.302
KG-J-20A	Mineralized (Instrument failure. Awaiting geochemical assays)
KG-J-20B	No significant intersection
KG-J-22A	No significant intersection
KG-J-23A	No significant intersection
KG-J-29A	Abandoned
KG-J-29B	Drilling continues next phase
KG-J-30A	Abandoned
KG-J-32A	Main zone pinched

12th Floor, 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com